UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CytoDyn Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23283M101

(CUSIP Number)

Kenneth J. Van Ness

110 Crenshaw Lake Road

Lutz, Florida 33548

(813) 527-6969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283M101

1.	Names of Reporting Persons Kenneth J. Van Ness
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 181,250
	8.	Shared Voting Power 1,929,041
	9.	Sole Dispositive Power 181,250
	10.	Shared Dispositive Power 1,929,041
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,291
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23283M101

1.	Names of Reporting Persons Greenwood Hudson Portfolio, LLC I.R.S. Identification Nos. of above persons (entities only) 26-4117405
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,929,041
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,929,041
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,929,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23283M101

1.	Names of Reporting Persons Greenwood Management Company, LLC I.R.S. Identification Nos. of above persons (entities only) 56-2388471
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,929,041
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,929,041
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,929,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of Kenneth J. Van Ness, Greenwood Hudson Portfolio, LLC (“Greenwood”) and Greenwood Management Company, LLC (“Greenwood Management”) (Mr. Van Ness, Greenwood, and Greenwood Management each, a “Reporting Person” and, collectively, the “Reporting Persons”) to amend the Schedule 13D (the “Original Schedule 13D”), which was originally filed on November 3, 2011, relating to the no par value common stock (the “Common Stock”) of CytoDyn Inc. (the “Issuer”). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Exchange Act, to amend the Items set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

On April 20, 2011, Technology Management Services, LLC (“TMS”) resigned as manager of Technology Capital Services, LLC (“TCS”). As a result, Mr. Van Ness no longer has voting or dispositive control over the shares of Common Stock held by TCS, and, as such, is no longer the “beneficial owner” of such shares, as that term is defined by Section 13d-3 of the Exchange Act.

Item 4.	Purpose of Transaction

On April 20, 2011, TMS resigned as manager of TCS so that Mr. Van Ness could devote his time and attention to his role as President and Chief Executive Officer of the Issuer. As a result, Mr. Van Ness no longer has voting or dispositive control over the shares of Common Stock held by TCS, and, as such, is no longer the “beneficial owner” of such shares, as that term is defined by Section 13d-3 of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5. (a)

Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned As of 4/20/2011		Percentage of Outstanding Shares of Common Stock(1) As of 4/20/2011
Kenneth J. Van Ness	1,945,708	(2)	8.9%

Greenwood	1,929,041		8.9%

Greenwood Management	1,929,041		8.9%

(1)	Based on 21,757,396 shares of Common Stock outstanding on April 14, 2011, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 7, 2011.
(2)	The number of shares shown in the table includes the following shares over which Mr. Van Ness has indirect and or direct voting and dispositive control: (i) 1,929,041 shares of Common Stock held in the name of Greenwood, and (ii) 16,667 shares subject to options currently exercisable.

Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned As of 11/1/2011		Percentage of Outstanding Shares of Common Stock(1) As of 11/1/2011
Kenneth J. Van Ness	1,945,708	(2)	8.9%

Greenwood	1,929,041		8.9%

Greenwood Management	1,929,041		8.9%

(1)	Based on 21,757,396 shares of Common Stock outstanding on April 14, 2011, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 7, 2011.
(2)	The number of shares shown in the table includes the following shares over which Mr. Van Ness has indirect and or direct voting and dispositive control: (i) 1,929,041 shares of Common Stock held in the name of Greenwood, and (ii) 25,000 shares subject to options currently exercisable.

Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned As of 4/18/2012		Percentage of Outstanding Shares of Common Stock(1) As of 4/18/2012
Kenneth J. Van Ness	2,110,291	(2)	7.3%

Greenwood	1,929,041		6.8%

Greenwood Management	1,929,041		6.8%

(1)	Based on 28,468,614 shares of Common Stock outstanding on April 1, 2012, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 16, 2012.
(2)	The number of shares shown in the table includes the following shares over which Mr. Van Ness has indirect and or direct voting and dispositive control: (i) 1,929,041 shares of Common Stock held in the name of Greenwood, and (ii) 181,250 shares subject to options currently exercisable.

Item 5. (b)

The tables below show, as of each date set forth below and for each Reporting Person, the number of shares of Common Stock for which there is: (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (ii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition.

April 20, 2011

Mr. Van Ness		Greenwood		Greenwood Management
(i)Sole voting power:	16,666	(i)Sole voting power:	-0-	(i)Sole voting power:	-0-
(ii)Shared voting power:	1,929,041	(ii)Shared voting power:	1,929,041	(ii)Shared voting power:	1,929,041
(iii)Sole dispositive power:	16,666	(iii)Sole dispositive power:	-0-	(iii)Sole dispositive power:	-0-
(iv)Shared dispositive power:	1,929,041	(iv)Shared dispositive power:	1,929,041	(iv)Shared dispositive power:	1,929,041

November 1, 2011

Mr. Van Ness		Greenwood		Greenwood Management
(i)Sole voting power:	25,000	(i)Sole voting power:	-0-	(i)Sole voting power:	-0-
(ii)Shared voting power:	1,929,041	(ii)Shared voting power:	1,929,041	(ii)Shared voting power:	1,929,041
(iii)Sole dispositive power:	25,000	(iii)Sole dispositive power:	-0-	(iii)Sole dispositive power:	-0-
(iv)Shared dispositive power:	1,929,041	(iv)Shared dispositive power:	1,929,041	(iv)Shared dispositive power:	1,929,041

April 18, 2012

Mr. Van Ness		Greenwood		Greenwood Management
(i)Sole voting power:	181,250	(i)Sole voting power:	-0-	(i)Sole voting power:	-0-
(ii)Shared voting power:	1,929,041	(ii)Shared voting power:	1,929,041	(ii)Shared voting power:	1,929,041
(iii)Sole dispositive power:	181,250	(iii)Sole dispositive power:	-0-	(iii)Sole dispositive power:	-0-
(iv)Shared dispositive power:	1,929,041	(iv)Shared dispositive power:	1,929,041	(iv)Shared dispositive power:	1,929,041

Item 5. (c) The following transactions were effected by the persons named in Item 5(a):

As described in Item 3 and Item 4, as of April 20, 2011, as a result of his resignation as manager of TCS, Mr. Van Ness no longer has voting or dispositive control over the shares of Common Stock held by TCS.

Since the filing of the Original Schedule 13D on November 3, 2011, there have been no sale or purchase transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 15, 2012, Greenwood entered into a 10b5-1 trading plan to sell up to 148,500 shares of Common Stock. As of the date of this Amendment, no sales have been effectuated under such plan.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Kenneth J. Van Ness
Kenneth J. Van Ness

GREENWOOD HUDSON PORTFOLIO, LLC

By:	Greenwood Management Company, LLC Manager

	By:	/s/ Kenneth J. Van Ness
Kenneth J. Van Ness, Manager

GREENWOOD MANAGEMENT COMPANY, LLC

By:	/s/ Kenneth J. Van Ness
Kenneth J. Van Ness, Manager